             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

                                 APRIL 18, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 Schedule 13E-3
                              Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 PG ENERGY INC.
                  (Name of Issuer and Person Filing Statement)

                                  -------------

          4.10% CUMULATIVE PREFERRED STOCK, PAR VALUE $100.00 PER SHARE
                         (Title of Class of Securities)

                                  -------------

                                    708747209
                      (CUSIP Number of Class of Securities)

                                  -------------

                                 THOMAS J. WARD
                                    SECRETARY
                                 PG ENERGY INC.
                                 ONE PEI CENTER
                        WILKES-BARRE, PENNSYLVANIA 18711
                                 (717) 829-8843

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)

                                    COPY TO:
                              KENNETH A. LEFKOWITZ
                            HUGHES HUBBARD & REED LLP
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1482
                                 (212) 837-6000

                                 April 18, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [X] A tender offer.
         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies: [   ]

Calculation of Filing Fee
--------------------------------------------------------------------------------
      Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
         $5,519,710                                 $1,104
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 78,853 shares at $70.00 per share. Calculation based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,104
Form or Registration No.:  13E-4
Filing Party:  PG Energy Inc.
Date Filed:  April 18, 1997

-----------------------------------------------------------
-----------------------------------------------------------

         This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by PG Energy Inc., a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company (the "Company"), to purchase any and all of its outstanding shares of 4.10% Cumulative Preferred Stock, par value $100.00 per share, voluntary liquidation preference $105.50 per share, involuntary liquidation preference $100.00 per share (the "Shares"), at $70.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 1997, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and
(d)(2), respectively.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, which is attached hereto as Exhibit (g)(2), including all exhibits thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4.

                              CROSS-REFERENCE SHEET

      ITEM IN                                                                                   LOCATION IN
   SCHEDULE 13E-3                                                                              SCHEDULE 13E-4
   --------------                                                                              --------------
       Item 1(a)....................................................................            Item 1(a)
       Item 1(b)....................................................................            Item 1(b)
       Item 1(c)....................................................................            Item 1(c)
       Item 1(d)....................................................................                *
       Item 1(e)....................................................................                *
       Item 1(f)....................................................................                *
       Item 2(a)....................................................................                *
       Item 2(b)....................................................................                *
       Item 2(c)....................................................................                *
       Item 2(d)....................................................................                *
       Item 2(e)....................................................................                *
       Item 2(f)....................................................................                *
       Item 2(g)....................................................................                *
       Item 3(a)(1).................................................................                *
       Item 3(a)(2).................................................................                *
       Item 3(b)....................................................................                *
       Item 4(a)....................................................................                *
       Item 4(b)....................................................................                *
       Item 5(a)....................................................................            Item 3(b)
       Item 5(b)....................................................................            Item 3(c)
       Item 5(c)....................................................................            Item 3(d)
       Item 5(d)....................................................................            Item 3(e)
       Item 5(e)....................................................................            Item 3(f)
       Item 5(f)....................................................................            Item 3(i)
       Item 5(g)....................................................................            Item 3(j)
       Item 6(a)....................................................................            Item 2(a)
       Item 6(b)....................................................................                *
       Item 6(c)....................................................................            Item 2(b)
       Item 6(d)....................................................................                *
       Item 7(a)....................................................................            Item 3
       Item 7(b)....................................................................                *
       Item 7(c)....................................................................                *
       Item 7(d)....................................................................                *

      ITEM IN                                                                                   LOCATION IN
   SCHEDULE 13E-3                                                                              SCHEDULE 13E-4
   --------------                                                                              --------------
       Item 8(a)....................................................................                *
       Item 8(b)....................................................................                *
       Item 8(c)....................................................................                *
       Item 8(d)....................................................................                *
       Item 8(e)....................................................................                *
       Item 8(f)....................................................................                *
       Item 9(a)....................................................................                *
       Item 9(b)....................................................................                *
       Item 9(c)....................................................................                *
       Item 10(a)...................................................................                *
       Item 10(b)...................................................................            Item 4
       Item 11......................................................................            Item 5
       Item 12(a)...................................................................                *
       Item 12(b)...................................................................                *
       Item 13(a)...................................................................                *
       Item 13(b)...................................................................                *
       Item 13(c)...................................................................                *
       Item 14(a)...................................................................            Item 7(a)
       Item 14(b)...................................................................            Item 7(b)
       Item 15(a)...................................................................                *
       Item 15(b)...................................................................            Item 6
       Item 16......................................................................            Item 8(e)
       Item 17(a)...................................................................            Item 9(b)
       Item 17(b)...................................................................                *
       Item 17(c)...................................................................            Item 9(c)
       Item 17(d)...................................................................            Item 9(a)
       Item 17(e)...................................................................                *
       Item 17(f)...................................................................            Item 9(f)

--------------------

*        The Item is located in the Schedule 13E-3 only.

ITEM 1.          Issuer and Class of Security Subject to the Transaction.

         (a)     The name of the issuer is PG Energy Inc., a Pennsylvania

corporation formerly known as Pennsylvania Gas and Water Company (the "Company"), and the address of its principal executive offices is One PEI Center, Wilkes-Barre, Pennsylvania 18711.

         (b) This Schedule relates to the offer by the Company to purchase any and all of its outstanding shares of 4.10% Cumulative Preferred Stock, par value $100.00 per share, voluntary liquidation preference $105.50 per share, involuntary liquidation preference $100.00 per share (the "Shares"), at $70.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. As of April 18, 1997, the Company had issued and outstanding 78,853 Shares. As of April 18, 1997, there were approximately 525 holders of record of Shares. The information set forth on the cover page, and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

         (c) and (d) The information set forth on the cover page, and under "Introduction" and "The Offer-Price Range of Shares; Dividends; Trading Volume" in Section 10 of the Offer to Purchase is incorporated herein by reference.

         (e)     Not applicable.

         (f) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 and on Schedule B, "Purchases of Preferred Stock of the Company by the Company or its Affiliates Since January 1, 1995" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.          Identity and Background.

         The issuer is the party filing this Statement.

         (a)-(d) The information set forth under "The Offer-Certain Information Concerning the Company-Directors and Executive Officers of the Company" in
Section 11 and on Schedule A, "Directors and Executive Officers of the Company" of the Offer to Purchase is incorporated herein by reference.

         (e) and (f)       None.

         (g) The information set forth under "The Offer-Certain Information Concerning the Company-Directors and Executive Officers of the Company" in
Section 11 and on Schedule A, "Directors and Executive Officers of the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.          Past Contacts, Transactions or Negotiations.

         (a)     Not applicable.

         (b)     None.


ITEM 4.          Terms of the Transaction.

         (a) The information set forth on the cover page, and under "Introduction", "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 and "The Offer" of the Offer to Purchase is incorporated herein by reference.

         (b)     Not applicable.

ITEM 5.          Plans or Proposals of the Issuer or Affiliate.

         (a)-(g) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.          Source and Amount of Funds or Other Consideration.

         (a) The information set forth under "The Offer-Source and Amount of Funds" in Section 12 of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth under "The Offer-Source and Amount of Funds" in Section 12 of the Offer to Purchase is incorporated herein by reference.

         (d)     Not applicable.

ITEM 7.          Purpose(s), Alternatives, Reasons and Effects.

         (a) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

         (b)     None.

         (c) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 and "Special Factors-Certain Federal Income Tax Consequences" in
Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.          Fairness of the Transaction.

         (a) and (b) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

         (c)     The information set forth under "Special Factors-Certain Legal

Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

         (f)     None.

ITEM 9.          Reports, Opinions, Appraisals and Certain Negotiations.

         (a) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

         (b)     Not applicable.

         (c)     Not applicable.

ITEM 10.         Interest in Securities of the Issuer.

         (a) and (b) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference

ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a) and (b) The information set forth on the cover page and under "Introduction" and "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 13.         Other Provisions of the Transaction.

         (a) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

         (b)     Not applicable.

         (c)     Not applicable.


ITEM 14.         Financial Information.

         (a) and (b) The information set forth under "The Offer-Certain Information Concerning the Company-Selected Historical Financial Information" in
Section 11 of the Offer to Purchase is incorporated herein by reference, and the information set forth on pages 25 through 48 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed as Exhibit (g)(1) hereto, is incorporated herein by reference.

ITEM 15.         Persons and Assets Employed, Retained or Utilized.

         (a) The information set forth under "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase and in the Letter of Transmittal and Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 1997 is incorporated herein by reference.

ITEM 16.          Additional Information.

         The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 17.          Material to Be Filed as Exhibits.

         (a)(1) Promissory Note in the principal amount of $15.0 million dated April 8, 1997, between PG Energy Inc. and Mellon Bank, N.A.

         (b)      None.

         (c)      None.

         (d)(1)   Form of Offer to Purchase, dated April 18, 1997.

         (d)(2)   Form of Letter of Transmittal with Substitute Form W-9.

         (d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (d)(4) Form of Letter to Stockholders of the Company from Thomas F. Karam, President and Chief Executive Officer of the Company and Kenneth L. Pollock, Chairman of the Board of the Company, dated April 18, 1997.

         (d)(5)   Form of Notice of Guaranteed Delivery.

         (d)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 1997.

         (d)(7)   Form of Summary Advertisement, dated April 21, 1997.

         (d)(8)   Form of Press Release issued by the Company, dated April 18,
                  1997.


         (e)      Not applicable.

         (f)      None.

         (g)(1) Pages 25 through 48 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996.

         (g)(2)   Issuer Tender Offer Statement on Schedule 13E-4.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PG Energy Inc

                                     By:  /s/ John F. Kell, Jr.
                                         --------------------------------------
                                     Name:  John F. Kell, Jr.
                                     Title:  Vice President, Financial Services

Dated:  April 18, 1997

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION

    (a)(1) Promissory Note in the principal amount of $15.0 million dated April 8, 1997, between PG Energy Inc. and Mellon Bank, N.A.

      (b)        None.

      (c)        None.

    (d)(1)       Form of Offer to Purchase, dated April 18, 1997.

    (d)(2)       Form of Letter of Transmittal with Substitute Form W-9.

    (d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (d)(4) Form of Letter to Stockholders of the Company from Thomas F. Karam, President and Chief Executive Officer of the Company and Kenneth L. Pollock, Chairman of the Board of the Company, dated April 18, 1997.

    (d)(5)       Form of Notice of Guaranteed Delivery.

    (d)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 1997.

    (d)(7)       Form of Summary Advertisement, dated April 18, 1997.

    (d)(8)       Form of Press Release issued by the Company, dated April
                 18, 1997.

      (e)        Not applicable.

      (f)        None.

    (g)(1) Pages 25 through 48 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996.

    (g)(2)       Issuer Tender Offer Statement on Schedule 13E-4.